NEWS RELEASE	ELD No. 12-14
TSX: ELD NYSE: EGOASX:EAU	May 3, 2012

2012 First Quarter Financial and Operating Results
Profits Increase 29%, Gold Revenue Up 24%
Earnings per share $0.11; cash flow per share $0.17
(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”)  is pleased to report on the Company'sfinancial and operational results for thefirst quarter of 2012.Eldorado reported profit attributable to shareholders of the Company of $67.9 million for the period, and generated $102.8 million in cash from operating activities before changes in non-cash working capital.

“During the first quarter,Eldoradoproduced155,535ounces of gold at an average cash operating cost of $452 per ounce.  Our gold mines continue to perform to plan and generate significant cash flowswhich will be applied to theconstruction of our development projects.With total production ahead of plan and cash operating costs below plan in the quarter,we have had a very good start to 2012, and as a result maintain our guidance to produce 730,000–775,000 oz. @ $430-$450/oz. cash operating cost for the year.” said Paul Wright, President and CEO of Eldorado Gold. “With the addition of two gold development projects in Greece and one gold development project in Romania,the acquisition of European Goldfields is a key milestone in the Company’s plans to reach its annual production target in excess of 1.5 million ounces of gold by 2016.”

Q1 2012   Highlights

•	Gold production of 155,535 ounces at an average cash operating cost of $452 per ounce (Q1 2011 gold production – 148,577 ounces at $410 per ounce).

•	Completion of the acquisition of European Goldfields Limited (EGU) on February 24, 2012.

•
Profit attributable to shareholders of the Company of $67.9 million or $0.11 per share (Q1 2011 - $52.5 million or $0.10 per share)was impacted by $17.8 million in transaction costs related to the EGU acquisition.

•	24% increase in gold revenues over the same quarter in 2011, reflecting higher gold prices.

•	40% increase in earnings from gold mining operations before taxes over the same quarter in 2011.

•	30% increase in cash from operating activities before changes in non-cash working capital over the same quarter in 2011, excluding $17.8 million in transaction costs related to the acquisition of EGU.

•	Payment of a Cdn$0.09 dividend per share to shareholders of the Company on February 14, 2012.

Acquisition of European Goldfields Limited

On February 24, 2012, the Company acquired 100% of the issued and outstanding shares of EGU.  Under the terms of the Plans of Arrangement (the “Arrangement”), former EGU shareholders received 0.85 of an Eldorado common share and Cdn$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangementfor a total purchase price of approximately $2.4 billion based on the closing market price of Eldorado’s shares trading on the Toronto Stock Exchange on February 24, 2012, of Cdn$15.05 per common share.EGU holds a 95% stake in Hellas Gold S.A. (Hellas Gold), which owns the Kassandra mines in Greece comprised of the Stratoni mine, and the Olympias and Skouries development projects, and an 80% stake in Deva Gold S.A. (Deva Gold) which owns the Certej development project in Romania.

The acquisition has been accounted for as a business combination, with Eldorado being identified as the acquirer and EGU as the acquiree in accordance with IFRS 3. For accounting purposes, our consolidated financial statements include 100% of EGU’s operating results for the period from February 24, 2012 to March 31, 2012. Also included in the Company’s operating results for the first quarter were $17.8 million in transaction costs associated with the acquisition.

Financial Results

Net income for the quarter was $67.9 million or $0.11 per share, compared with $52.5 million or $0.10 per share in the first quarter of 2011. The difference of $15.4 million is an increase of 29% over 2011. Excluding $17.8 million in transaction costs related to the Company’s acquisition of EGU, net income increased $30.5 million or 58% over the same quarter in 2011. The increase was mainly due to higher earnings before taxes from gold mining operations. Increased earnings from gold mining operations were driven by higher revenues. Revenues from gold sales for the quarter were up $49.6 million, or 24%, from the first quarter of 2011 due to higher gold prices. Gold sales of 150,661 ounces were slightly higher than the same quarter in 2011, as lower sales volumes at Jinfeng were more than offset by higher sales volumes at Kisladag.

Operating Performance

Kisladag
Kisladag placed 3.1 million tonnes of ore on the leach pad during the quarter at a grade of 1.13 grams per tonne (Q1 2011 – 2.3 million tonnes of ore at 1.04 grams per tonne). Kisladag produced 65,707 ounces of gold at a cash operating cost of $339 per ounce in the quarter as compared to 50,833 ounces at a cash operating cost of $386 per ounce duringQ1 2011. Gold production at Kisladag was higher than the same quarter of 2011 due to the impact of the Phase III expansion on throughput to the leach pad. Additionally, production was constrained in the first quarter of 2011 when the Phase III crushing circuit was being installed.

Tanjianshan(TJS)
TJS processed 262,793 tonnes of ore at a grade of 4.00 grams per tonne in the quarter compared to 238,070 tonnes at a grade of 3.90duringQ1 2011. The mine produced 28,816 ounces of gold at a cash operating cost of $408 per ounce in the quarter as compared to 28,493 ounces at a cash operating cost of $402 per ounce in Q1 2011. Gold production at Tanjianshan in the first quarter remained steady year-over-year, with higher tonnes and grade offsetting lower contribution from the Qinlongtan concentrate tailings impoundment as compared with Q1 2011.

Jinfeng
Jinfeng processed368,756 tonnes of ore at a grade of 3.17 grams per tonne during the quarter compared to 384,400 tonnes at a grade of 4.32 grams per tonne duringQ1 2011.  The mine produced 35,235 ounces of gold at a cash operating cost of $643 per ounceduring the quarter compared to 48,564 ounces at a cash operating cost of $430duringQ1 2011. Open pit mining at Jinfeng was targeted at the bottom of the pit during the quarter. Mining of the current phase will be completed in the second quarter this year after which waste stripping for the cutback will commence. The average treated head grade fell year-over-year as lower grade ore from the ore stockpile was added to the ore fed to the mill to make up for a shortfall in ore tonnes mined.

White Mountain
White Mountain processed 158,114 tonnes of ore at a grade of 4.46 grams of gold per tonne in the quarter compared to 140,211 tonnes at a grade of 5.71 grams per tonne duringQ1 2011. The mine produced 21,484 ounces of gold at a cash operating cost of $543 per ounceduring the quarter compared to 20,687 ounces at $438 per ounce duringQ1 2011. Mill throughput increased year-over-year due to better mill availability. During the same quarter in 2011, some high grade material not predicted by the block model was mined and processed. As a result, the grade of ore mined in the current quarter was lower, but consistent with the mine plan. Recoveries of 86.1% for the quarter increased year-over-year as a result of the construction of a caustic pre-treatment system in the second half of 2011.

Efemcukuru
During the quarter Efemcukuru recovered approximately 18,300 ounces in concentrate which was shipped to Kisladag for final treatment.  The Kisladag treatment plant produced 4,293 ounces as it continued commissioning.  At the end of the quarter there were approximately 13,000 tonnes of concentrate stored at Kisladag representing 35,000 in-situ ounces.  Unseasonably cold and wet weather affected the operations of both the underground mine and processing plant at Efemcukuru due to freezing pipes and excess water storage issues.

Work continued during the quarter on the underground pastefill system which is expected to be operational during the second quarter; however mine production was affected during the first quarter while paste fill was unavailable.  Process plant performance at Efemcukuru improved during the quarter, with metallurgical recovery reaching design levels.

At the Kisladag concentrate treatment plant a bottleneck was identified in the filter press system designed to separate pregnant solution from solid tailings.  This unit is currently operating at approximately 60% of design capacity and is scheduled to be replaced in the second quarter of this year.  We expect the Kisladag treatment plant to operate at design levels during the second half of the year.

Vila Nova
During the quarter Vila Novaprocessed189,747 wet metric tonnes and sold 88,581dry metric tonnes of iron ore. Iron ore production increased at Vila Nova year-over-year as a result of changes made to the process plant to improve throughput during the rainy season. Lower iron ore prices year-over-year resulted in lower earnings from operations as compared with the first quarter of 2011. Additionally, a higher strip ratio contributed to higher cash cost per tonne.Two shipments of lump iron ore were completed during the quarter. One of these shipments was sold in Europe as a trial shipment to confirm delivery and iron ore quality. The Company plans to further develop sales of iron ore into the European market to take advantage of lower shipping costs. Operating costs averaged $65 per dry metric tonne. At quarter end 153,262 wet metric tonnes of processed ore were in inventory.

Stratoni
Stratoni operating and financial data for the first quarter of 2012 reflect operations subsequent to February 24, 2012. During this period, Stratoni mined 18,942 tonnes of run-of-mine ore and produced 3,862 tonnes of lead and zinc concentrate at an average cash cost of $797 per tonne of concentrate.  During the same period, Stratoni sold 5,569 tonnes of concentrate at an average price of $1,109 per tonne (2,802 tonnes of lead concentrate at an average price of $1,553 per dry metric tonne and 2,767 tonnes of zinc concentrate at an average price of $701 per dry metric tonne).

Development

Eastern Dragon
No construction work took place at Eastern Dragon during the first quarter due to the winter season and permitting delays. Pending receipt of the Project Permit Approval (PPA), construction is scheduled to re-commence in the second quarter of this year.

Tocantinzinho
During the quarter, engineering work in support of the Tocantinzinho feasibility study continued to focus on field work and definition of planned infrastructure including the access road to the mine and design and routing of the main power line. Work continued on evaluation of the selected route for the access road. Ground surveys were carried out along the route as well as flora and fauna investigations.

Drilling activity at site included completion of programs to classify foundation ground conditions for plant and ancillary installations, geotechnical evaluation of the pit ore and waste rock, definition of the pit slope stability, and surface and ground water evaluations.

During the quarter the Para state ministry of Environment (SEMA) continued its study of the Environmental Impact Assessment (EIA). The application for approval was resubmitted following resolution of a jurisdictional issue between levels of government which delayed processing the application and the EIA review by several months.  SEMA has now posted the project and will set a date for a public meeting that is expected to be held in the second quarter of 2012.  Processing of the EIA is being closely followed by our team in Brazil to ensure issues arising during the course of the review are addressed immediately. Completion of the EIA review and approval is expected before the end of the 2012.

Perama Hill
Approval of the Preliminary Environmental Impact Assessment study (PEIA) was received in February 2012. On March 6, 2012, the Inter Ministerial Committee for Strategic Investments approved the inclusion of the Perama Hill gold project in the Fast Track process. The full EIA was submitted to the Greek Ministry of Environment (MoE) at the end of March 2012. Following approval of the EIA, a series of construction and operations related permits will be applied to the project leading to start of production at the mine. In accordance with the Fast Track law, we anticipate receiving final approvals of the EIA in Q4 2012.

In anticipation of the EIA approval, engineering work has begun on the project, including preparation of the basic engineering package for the mine, plant and infrastructure as well as specification of long lead-time equipment for the project, leading to placement of orders for critical equipment in late 2012. Plans are now underway to carry out site evaluations including geotechnical drilling, metallurgical drilling and surface foundation testing.

Olympias
During the first quarter of 2012 the Technical Study of the Olympias mine was approved by the Greek MoE. The following activities began at Olympias:

●               Rehabilitation of underground workings,
●               Rehabilitation of the Olympias processing plant,
●              Development of the Olympias plant decline, connecting the Olympias plant to the west ramp,
●              Development of the 8.5 kilometre Stratoni-Olympias tunnel portal, and
●               Metallurgical test work to validate the economics of the proposed new processing facility at Stratoni.

Mining and processing of surface tailings at Olympias is planned to commence in July 2012, following the rehabilitation and commissioning of the Olympias processing plant in the second quarter.

Skouries
During the first quarter of 2012 the Technical Study of Skouries was approved by the Greek MoE.  Preparation for the following activities began in the first quarter related to the construction of Skouries:

●               Road construction (widening of the access road and construction of internal roads),
●               Surface clearing (road and processing plant areas),
●               Earth moving works (road and processing plant areas),
●               Geotechnical drilling (processing plant area),
●               Infill drilling (open pit area),
●               Archeological works (relocation of slags), and
●               Construction of surface portal and development of decline for underground access.

Additionally, an engineering company was selected to provide engineering, procurement and construction management services during the construction of Skouries.

Certej
During the first quarter a detailed review was completed of the Certej metallurgical flowsheet including an update of process plant capital costs. Additionally, hydro-geologic modelling and work on characterization of waste rock material types progressed. A governmental Technical Advisory Committee (TAC) meeting was held during the quarter to review the technical aspects of the project.

Exploration update

The Company completed 33,100 metres of exploration drilling during the first quarter at our exploration projects and mine operations in Greece, Turkey, Brazil, and China.

Turkey
Exploration during the quarter in Turkey focused on drilling at our Efemcukuru minesite, and sampling and mapping activities at several reconnaissance projects.

At Efemcukuru, 20 drillholes (7,500 metres) were completed during the quarter on the Kestane Beleni northwest extension and the Kokarpinar vein.  Drillholes consistently intersected vein material at or near target depth, demonstrating continuity of the vein systems.  The best intercepts were 2.69 metres at 6.90 g/t gold (Au) (KV-406, Kestane Beleni vein), and 1.17 metres at 21.8 g/t Au (KV-413, Kokarpinar vein).  Drilling is projected to continue with four drills active through to the end of the second quarter 2012.

No exploration drilling was completed at the Kisladag minesite.  Work during the quarter focused on a detailed ground magnetic survey, and interpretation of the 3D IP survey completed in 2011, both of which will contribute to defining conceptual drill targets planned for the third quarter 2012.

Greece
Drilling commenced during the quarter on the Piavitsa prospect, with five holes completed and 1,620 metres drilled.  Drilling is targeting polymetallic, gold and silver rich, carbonate replacement massive sulphide mineralization along the Stratoni fault.  Three of the initial holes intersected massive sulphides, including intercepts of up to 5 metres.  Assay results are pending.  Drilling also started late in the quarter on the Fisoka porphyry copper-gold prospect.

China
Exploration drilling in China during the quarter included programs in the Guizhou and Qinghai provinces.

In Qinghai(Tanjianshan), 39 drill holes (2,966 metres) were completed from the floor of the Jinlonggou pit, targeting blocks of inferred mineral resources lying below the current design pit.  These holes did not identify any significant new zones of mineralization.

In the Guizhou region, exploration drilling was conducted within the Jinfeng mining license, on the surrounding Jinfeng 42 exploration licenses, and on both the Jinluo and Jindu joint venture project areas.  At the Jinfeng mine site, 17 underground holes (4,300 metres) and 8 surface holes (4,200 metres) were completed.  These holes primarily tested targets along the mineralized F2, F3, and F6 faults.  Notable results during the quarter included intersections of 20.0 metres at 2.13 g/t Au (HDDU0132), 34 metres at 1.88 g/t Au (HDDU0133), and 52.5 metres at 5.6 g/t Au (HDDU0105), all from the F3 fault; and 12.0 metres at 19.8 g/t Au (drillhole HDDU 0129) from a linking structure between F3 and a deeper, subparallel fault.  On the surrounding Jinfeng 42 exploration concessions, 12 drillholes (3,700 metres) were completed on the Lintan and Yaojiatan prospects, primarily targeting mineralized fault zones.  Assay results from these holes are pending.

Brazil
Exploration at Tocantinzinho duringthe quarter included 11 drillholes (4,000 metres) testing multiple targets peripheral to the main Tocantinzinho deposit. Assay results have been received from 7 holes, two of these contain mineralized intercepts of 24.0 metres at 0.60 g/t Au (TOC254) and 1.15 metres at 7.0 g/t Au (TOC260).  Soil sampling and auger drilling programs to define additional drilling targets are ongoing.

At Agua Branca, 6 drillholes (2,000 metres) were completed, all in the Camarao target area.  Two of these encountered encouraging gold values over wide intervals in altered granitoid host rocks: 46.66 metres at 0.79 g/t Au in hole AB52, and 115.62 metres at 0.62 g/t Au in hole AB53.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

Eldorado will host a conference call on Friday, May 4, 2012 to discuss the 2012 First Quarter Financial and Operating Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialling 416-340-8530 in Toronto or 1-877-240-9772toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until May 11, 2012by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 8241002.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, the Company’s 2012 First Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30,2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com

Request for information packages:reception@eldoradogold.com

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		March 31,	December 31,
	Note	2012	2011
		$	$
AS S ETS
Current assets
Cash and cash equivalents		386,896	393,763
Restricted cash	6	56,663	55,390
M arketable securities		4,190	2,640
Accounts receivable and other		58,045	42,309
Inventories		200,489	164,057
		706,283	658,159
Non-current inventories		22,647	26,911
Investments in significantly influen@ced companies		18,942	18,808
Deferred income tax assets		4,727	4,259
Restricted assets and other		52,640	38,430
Property, plant and equipment		5,847,075	2,847,910
Goodwill		640,479	365,928
		7,292,793	3,960,405
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		231,675	168,367
Debt	7	75,732	81,031
		307,407	249,398
Asset retirement obligations		50,443	43,213
Defined benefit plan		20,821	19,969
Deferred income tax liabilities		870,313	336,579
		1,248,984	649,159
Equity
Share capital	8	5,258,949	2,855,689
Treasury stock		(8,457)	(4,018)
Contributed surplus		80,289	30,441
Accumulated other comprehensive loss		(10,206)	(10,069)
Retained earnings		400,687	382,716
Total equity attributable to shareholders of the Company		5,721,262	3,254,759
Attributable to non-controlling interests		322,547	56,487
		6,043,809	3,311,246
		7,292,793	3,960,405

Approved on behalf of the Board of Directors

(Signed)Robert R. GilmoreDirector	(Signed)Paul N. WrightDirector

See accompanying notes to unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars, except per share amounts)

For the quarter ended March 31,	2012	2011
	$	$
Revenue
Metal sales	271,549	219,169

Cost of sales
Production costs	91,239	74,311
Depreciation and amortization	27,408	31,217
Total cost of sales	118,647	105,528
Gross profit	152,902	113,641

Exploration expenses	8,696	3,841
General and administrative expenses	16,162	21,034
Defined benefit plan expense	635	423
Share based payments	9,023	7,352
Transaction costs	17,804	—
Foreign exchange (gain) loss	(1,107)	647
Operating profit	101,689	80,344

Gain on disposal of assets	(213)	—
Gain on marketable securities and other investments	(1,032)	(635)
Loss on investments in significantly influenced companies	1,281	1,196
Other income	(946)	(1,497)
Asset retirement obligation accretion	368	366
Interest and financing costs	688	1,589

Profit before income tax	101,543	79,325
Income tax expense	27,725	20,625
Profit for the period	73,818	58,700

Attributable to:
Shareholders of the Company	67,851	52,473
Non-controlling interests	5,967	6,227
Profit for the period	73,818	58,700

Weighted average number of shares outstanding
Basic	615,147	548,320
Diluted	617,851	551,500

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.11	0.10
Diluted earnings per share	0.11	0.10

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2012	2011
	$	$

Profit for the period	73,818	58,700
Other comprehensive income loss:
Change in fair value of available-for-sale financial assets	(113)	(414)
Realized gains on disposal of available-for-sale financial assets
transferred to net income	(24)	(162)
Total other comprehensive loss for the period	(137)	(576)
Total comprehensive income for the period	73,681	58,124

Attributable to:
Shareholders of the Company	67,714	51,897
Non-controlling interests	5,967	6,227
Total comprehensive income for the period	73,681	58,124

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2012	2011
		$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		73,818	58,700
Items not affecting cash
Asset retirement obligation accretion		368	366
Depreciation and amortization		27,408	31,217
Unrealized foreign exchange loss		514	1,733
Deferred income tax recovery		(8,986)	(7,494)
Gain on disposal of assets		(213)	—
Loss on investment in significantly influenced companies		1,281	1,196
Gain on marketable securities		(1,032)	(635)
Share based payments		9,023	7,352
Defined benefit plan expense		635	423
		102,816	92,858

Changes in non-cash working capital	10	(19,541)	17,523
		83,275	110,381
Investing activities
Net cash received on acquisition of subsidiary	5	18,789	—
Purchase of property, plant and equipment		(52,514)	(78,338)
Proceeds from the sale of property, plant and equipment		659	17
Proceeds on pre-production sales		6,064	—
Proceeds from the sale of marketable securities		230	938
Funding of non-registered supplemental retirement plan investments, net		(6,023)	—
Investments in significantly influenced companies		(696)	(1,318)
Increase in restricted cash		(1,287)	(3,000)
		(34,778)	(81,701)
Financing activities
Issuance of common shares for cash		6,090	2,746
Dividend paid to non-controlling interests		—	(6,873)
Dividend paid to shareholders		(49,880)	(27,741)
Purchase of treasury stock		(6,011)	(5,870)
Long-term and bank debt proceeds		—	1,757
Long-term and bank debt repayments		(5,563)	(12,927)
		(55,364)	(48,908)
Net decrease in cash and cash equivalents		(6,867)	(20,228)
Cash and cash equivalents - beginning of period		393,763	314,344

Cash and cash equivalents - end of period		386,896	294,116

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2012	2011
		$	$
Share capital
Balance beginning of period		2,855,689	2,814,679
Shares issued upon exercise of share options, for cash		6,090	2,080
Transfer of contributed surplus on exercise of options		6,508	813
Shares issued on acquisition of European Goldfields Ltd.	5	2,380,140	—
Shares issued for deferred phantom units		10,522	—
Shares issued upon exercise of warrants, for cash		—	666
Balance end of period		5,258,949	2,818,238

Treasury stock
Balance beginning of period		(4,018)	—
Purchase of treasury stock		(6,011)	(5,870)
Shares redeemed upon exercise of restricted share units		1,572	—
Balance end of period		(8,457)	(5,870)

Contributed surplus
Balance beginning of period		30,441	22,967
Share based payments		8,215	6,172
Shares redeemed upon exercise of restricted share units		(1,572)	—
Options issued on acquisition of European Goldfields Ltd.	5	31,130	—
Deferred phanton untis granted on acquisition of European Goldfields Ltd.		29,105	—
Transfer to share capital on exercise of options and deferred phantom units		(17,030)	(813)
Balance end of period		80,289	28,326

Accumulated other comprehensive loss
Balance beginning of period		(10,069)	(1,637)
Other comprehensive loss for the period		(137)	(576)
Balance end of period		(10,206)	(2,213)

Retained earnings
Balance beginning of period		382,716	125,221
Dividends paid		(49,880)	(27,741)
Profit attributable to shareholders of the Company		67,851	52,473
Balance end of period		400,687	149,953
Total equity attributable to shareholders of the Company		5,721,262	2,988,434

Non-controlling interests
Balance beginning of period		56,487	36,021
Profit attributable to non-controlling interests		5,967	6,227
Dividends paid		—	(3,622)
Acquired non-controlling interest	5	260,093	—
Balance end of period		322,547	38,626

Total equity		6,043,809	3,027,060

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. ("EGU") in February 2012, including its producing mine, Stratoni, and development projects,Olympias and Skouries, in Greece and its development project,Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting'.  They do not include all of the information and footnotes required by the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2011.

Other than the adoption of new accounting policies described in note 3, the same accounting policies are used in the preparation of these condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS of the results for the interim periods presented.

3.	Adoption of new accounting policies and new accounting developments

(a)      Revenue recognition of other metals concentrate

Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company's concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

(b) Upcoming changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado's annual accounting periods beginning January 1, 2013, or later periods:

•
IFRS 9 'Financial Instruments: Classification and Measurement'- This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•
IFRS 11 'Joint Arrangements' - This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint venture entities are now accounted for using the equity method.

(1)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting policies and new accounting developments (continued)

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment's opening balance is tested for impairment in accordance with IAS 28 and IAS 36 'Impairment of Assets'.

Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

•
IFRS 12 'Disclosure of Interests in Other Entities' - This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

•
IFRS 13 'Fair value measurement' -This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company is yet to assess IFRS 13's full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

•
IFRIC 20 'Stripping costs in the production phase of a surface mine' - This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, 'Inventories'. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings.The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

•	There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

(2)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, determination of recoverable metal on leach pads, reclamation obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.  Outlined below are some of the areas which require management to make judgments, estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, excess purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Decommissioning and restoration provisions

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

(3)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements(continued)

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are files and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences are not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgement is also required about the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5.	Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU.  Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement.  EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean regionand leverage local operating knowledge and expertise.

The goodwill of $274,551 resulting from the acquisition arisesmainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold, a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. ("Silver Wheaton") all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

(4)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd. (continued)

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394

Net assets acquired:

Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,951
Mining interests	2,990,047
Goodwill	274,551
Accounts payable	(71,944)
Non-current liabilities	(9,242)
Deferred income taxes	(542,217)
Non-controlling interest	(260,093)
$2,440,394

For the purpose of these condensed consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these condensed consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

Eldorado has conducted a preliminary assessment of contingent liabilities identified during its due diligence and has recognized certain contingent liabilities in its initial accounting for the acquisition. However, the Company is continuing its review to determine whether additional contingent liabilities exist. If during the measurement period new information is found that identifies adjustments to the amount of contingent liabilities recognized initially, or additional contingent liabilities that existed at the acquisition date, then the acquisition accounting will be revised to reflect the resulting adjustments to the amounts initially recognize.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units("DPUs") as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange.   The value of the replacement options was calculated using the Black-Scholes model.  The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39%- 44%
Expected life (range)	0.7 - 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $17,804 have been charged to transaction costs in the consolidated income statement for the quarter ended March 31, 2012.

(5)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd. (continued)

These consolidated financial statements include EGU's results from February 24, 2012 to March 31, 2012. The revenue included in the consolidated income statement since February 24, 2012 contributed by EGU was $5,695.  This is from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece.

Had EGUbeen consolidated from January 1, 2012, the consolidated income statement would include revenue of $13,473 and a net loss of $35,009 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	March 31, 2012 $	December 31, 2011 $

Eastern Dragon CMB standby letter of credit loan (note 7(b))	56,663	52,390
Unamgendeposit security HSBC letter of credit	-	3,000
	56,663	55,390

7.	Debt

	March 31, 2012 $	December 31, 2011 $

Jinfeng construction loan (a)	14,566	19,929
Eastern Dragon CMB standby letter of credit loan (b)	50,840	50,786
Eastern Dragon HSBC revolving loan facility (c)	10,326	10,316
	75,732	81,031

(a) Jinfeng construction loan

In 2009, GuizhouJinfeng Mining Ltd. ("Jinfeng"), our 82% owned subsidiary entered into a RMB 680.0 million ($108,034) construction loan facility ("the construction loan") with China Construction Bank ("CCB"). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People's Bank of China for similar loans. The effective interest as at March 31, 2012 was 6.70%.

Scheduled quarterly payments of RMB 35.0 million ($5,561) are anticipated to repay the principle loan balance in full by the end of 2012. Any pre-payments are applied to reduce future payments starting from the final payment.

Jinfeng made its quarterly scheduled payment of RMB 35.0 million ($5,561) in March of 2012, reducing the balance remaining to RMB 95,000 ($15,093) at March 31, 2012.

Net deferred financing costs in the amount of $527 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

(6)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt (continued)

(b) Eastern Dragon CMB standby letter of credit loan

In January 2010, Rock Mining Industry Development Company Limited ("Eastern Dragon"), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,840) standby letter of credit loan with CMB. This loan has a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People's Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52,300 to $56,500. The interest rate on this loan as at March 31, 2012 was 6.56%.

As at March 31, 2012, RMB 320.0 million ($50,840) was outstanding on this loan.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on its project-financing loan.

(c) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,710) revolving facility ("the facility") with HSBC Bank (China). The facility can be drawn down in minimum tranches of RMB 1.0 million ($159) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility has a term of up to one year. In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at March 31, 2012 was 6.71%.

As at March 31, 2012, RMB 65.0 million ($10,326) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at March 31, 2012, the security coverage is $11,359.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(d) HSBC revolving credit facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC ("the credit facility") and a syndicate of four other banks.The credit facility matures onOctober 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

As at March 31, 2012, the prepaid loan cost on the balance sheet relating to the credit facility was $2,699.

No amounts were drawn on the credit facility as at March 31, 2012.

(e) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd ("QDML"), our 90% owned subsdiary, entered into a RMB 12.0 million ($1,906) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,597) in June 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2012 was 4.59%.

As at March 31, 2012, RMB 140.0 million ($22,242) had been drawn under the entrusted loan.

(7)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt (continued)

Subsequent to March 31, 2012, RMB7.0 million ($1,112) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

8.	Share capital

Eldorado's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March31, 2012 there were no non-voting common shares outstanding (December 31, 2011 - none).

Voting common shares	Number of Shares	Total $

At January 1, 2011	551,682,917	2,855,689
Shares issued upon exercise of share options, for cash	956,834	6,090
Estimated fair value of share options exercised	-	6,508
Shares issued on acquisition of European Goldfields Ltd. (note 5)	157,959,316	2,380,140
Common shares issued for deferred phantom units	776,552	10,522
At March 31, 2012	711,375,619	5,258,949

9.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012
	Weighted average exercise price Cdn$	Number of options
At January 1,	12.60	8,616,113
Regular options granted	15.22	4,889,972
Replacement options granted on acquisition of European Goldfields Ltd. (note 5)	9.73	4,713,248
Exercised	6.31	(956,834)
Forfeited	13.61	(90,000)
At March 31,	12.90	17,172,499

(8)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.       Share-based payments (continued)

At March 31, 2012, 12,676,867 share options (March 31, 2011 - 7,941,117) with a weighted average exercise price of Cdn$11.95 (March 31, 2011 - Cdn$9.83) had vested and were exercisable. Options outstanding are as follows:

	March 31, 2012
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$
$4.00 to $4.99	1,519,686	1.6	4.74	1,519,686	4.74
$5.00 to $5.99	146,250	0.7	5.59	146,250	5.59
$6.00 to $6.99	583,500	0.7	6.41	583,500	6.59
$7.00 to $7.99	1,968,125	2.6	7.07	1,968,125	7.09
$8.00 to $8.99	79,332	2.8	8.42	79,332	8.42
$9.00 to $9.99	302,900	2.0	9.64	302,900	9.64
$11.00 to $11.99	10,000	2.0	11.40	10,000	11.40
$12.00 to $12.99	183,500	2.9	12.60	183,500	12.60
$13.00 to $13.99	2,508,790	2.9	13.24	2,508,790	13.24
$14.00 to $14.99	113,333	4.1	14.88	113,333	14.88
$15.00 to $15.99	5,343,618	4.8	15.25	1,911,205	15.27
$16.00 to $16.99	4,339,859	3.8	16.58	3,314,510	16.55
$18.00 to $18.99	24,000	3.7	18.81	16,000	18.81
$19.00 to $20.02	49,606	4.1	19.35	19,736	19.46

	17,172,499	3.5	12.90	12,676,867	11.95

Share based compensation expense related to share options for the quarter ended March 31, 2012 was $5,444.

(b) Restricted share unit plan

In March 2011, the Company commenced a Restricted Share Unit (''RSU'') plan whereby restricted share units may be granted to senior management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the remaining half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

The current maximum number of common shares authorized for issue under the RSU plan is 1,500,000. A total of 416,454 restricted share units with a weighted average grant-date fair value of Cdn$15.69 per unit were granted during the year ended December 31, 2011.  A total of 401,307 restricted share units at a grant-date fair value of Cdn$15.22 were granted in February 2012.  A total of 133,769 of the February 2012 grants were exercisable as at March 31, 2012.

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the restricted share unit plan and changes during the quarter ended March 31, 2012 is as follows:

Total RSUs
Balance at December 31, 2011	253,587
RSUs Granted	401,307
Redeemed	(118,676)
Forfeited	-
Balance at March 31, 2012	536,218

(9)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.       Share-based payments (continued)

As at March 31, 2012, 536,218 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 182,520 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2012 was $2,771.

(c) Deferred share units plan

In July 15, 2010 the Company adopted the Independent Directors Deferred Share Unit ("DSU") Plan under which DSUs will be granted by the Board from time to time to independent directors ("participants"). The performance period of each DSU commences on the Grant Date and expires on the Termination Date of the participant. The Termination Date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company's shares on the date of redemption. At March 31, 2012, 126,406  DSUs were outstanding with a value of $1,736, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $808 for the period ended March 31, 2012.

(d) Deferred phantom units

In accordance with the acquisition agreement of EGU (note 5), the former EGU DPUs were converted to Eldorado DPUs using the 85% share exchange ratio as indicated within the plan of Arrangement.  The DPU plan was amended to allow for share settlement only.  Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.During the quarter, 776,552 DPUs were exercised. The remaining 1,154,990 DPUs are expected to be exercised during 2012.

10.	Supplementary cash flow information

	March 31, 2012 $	March 31, 2011 $

Changes in non-cash working capital
Accounts receivable and other	5,447	10,215
Inventories	(18,210)	(1,547)
Accounts payable and accrued liabilities	(6,777)	8,855
Total	(19,540)	17,523

Supplementary cash flow information
Income taxes paid	36,999	22,145
Interest paid	1,323	2,253

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	2,440,375	-

11.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

(10)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. During the quarter ended March 31, 2012, Eldorado had six reporting segments based on the geographical location of mining and exploration and development activities.

11.1Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ andthe Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS, Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes theStratoni mine and the Olympias, Skouries and Perama Hilldevelopment projects. The Romania reporting segment includesthe Certej development project.  Other reporting segment includes operations of Eldorado's corporate officeand exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

	March 31, 2012
	Turkey	China	Brazil	Greece	Romania	Other	Total
Information about profit and loss
Metal sales from external customers	111,556	146,850	7,448	5,695	-	-	271,549
Production costs	25,379	55,632	5,791	4,437	-	-	91,239
Depreciation	2,726	22,804	742	756	-	380	27,408
Operating profit	83,451	68,414	915	502	-	(380)	152,902

Other material items of income and expense
Exploration costs	1,905	3,302	2,282	-	-	1,207	8,696
Income tax expense	13,270	14,795	(467)	95	-	32	27,725

Additions to property, plant and equipment during the year	18,858	17,989	5,043	4,466	421	870	47,647

Information about assets and liabilities
Property, plant and equipment	598,780	1,898,211	189,312	2,420,342	737,166	3,264	5,847,075
Goodwill	-	365,928	-	274,551	-	-	640,479
	598,780	2,264,139	189,312	2,694,893	737,166	3,264	6,487,554

Debt	-	75,732	-	-	-	-	75,732

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Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

	March 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
Information about profit and loss
Metal sales from external customers	71,617	136,933	10,619	-	-	219,169
Production costs	21,605	48,251	4,455	-	-	74,311
Depreciation	2,407	27,481	829	-	500	31,217
Operating profit	47,605	61,201	5,335	-	(500)	113,641

Other material items of income and expense
Exploration costs	2,291	375	547	-	628	3,841
Income tax expense	11,332	14,885	(5,595)	-	3	20,625

Additions to property, plant and equipment during the year	51,728	15,960	3,062	687	760	72,197

	December 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
Information about assets and liabilities
Property, plant and equipment	591,896	1,903,793	85,667	163,239	3,315	2,747,910
Goodwill	-	365,928	-	-	-	365,928
	591,896	2,269,721	85,667	163,239	3,315	3,113,838

Debt	-	81,031	-	-	-	81,031

The Turkey and China segments derive their revenues from sales of gold and silver.  The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

11.2 Economic dependence

At December 31, 2011,each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group Corporation
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

11.3 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

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